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                               HARSCO CORPORATION
                                                                      Exhibit 12
               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)


                                                                                  YEARS ENDED DECEMBER 31
                                                --------------------------------------------------------------------------------
                                                   2000             1999         1998           1997              1996
                                                ---------        ---------     ---------      ---------         ---------

   Pre-tax income from continuing
      operations (net of minority interest
      in net income)                            $ 143,608      $ 142,312       $ 174,874       $ 165,613       $ 145,984

   Add fixed charges computed below                64,670         37,418          28,417          24,263          26,181

   Net adjustments for equity companies             3,749            365             139            (694)           (181)

   Net adjustments for capitalized
      interest                                        125           (535)            (10)           --              --
                                                  ---------      ---------       ---------       ---------       ---------


   Consolidated Earnings Available
      for Fixed Charges                         $ 212,152      $ 179,560       $ 203,420       $ 189,182       $ 171,984
                                                =========      =========       =========       =========       =========

Consolidated Fixed Charges:

   Interest expense per financial
      statements (1)                            $  50,104      $  26,968       $  20,504       $  16,741       $  21,483

   Interest expense capitalized                         2            893             128             128             131

   Portion of rentals (1/3) representing
      an interest factor                           14,564          9,557           7,785           7,394           4,567

   Interest expense for equity companies
      whose debt is guaranteed (2)                   --             --              --              --              --
                                                 ---------      ---------       ---------       ---------       ---------

   Consolidated Fixed Charges                   $  64,670      $  37,418       $  28,417       $  24,263       $  26,181
                                                =========      =========       =========       =========       =========

Consolidated Ratio of Earnings to
   Fixed Charges                                     3.28           4.80            7.16            7.80            6.57
                                                =========      =========       =========       =========       =========

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(1)  Includes amortization of debt discount and expense.

(2) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1996 through 2000.